UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13A-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of July, 2025

Commission File Number: 001-41353

Genius Group Limited

(Translation of registrant’s name into English)

3 Temasek Avenue,

#18-01, Centennial Tower,

Singapore 039190

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Conversion of Founder Shares

On July 24, 2025, the Company’s Board signed a resolution to approve the conversion of 6 million class A ordinary shares currently held at the Company’s transfer agent under the ownership of Roger Hamilton, Chief Executive Officer to Class C Ordinary Shares.

The Company has received approval from its shareholders at the Annual General Meeting held on July 7, 2025, authorizing the Board of Directors to convert and issue, amongst other classes of shares, Class C Ordinary shares.

The Class C Ordinary Shares hold the voting right of ten votes per share. Class C ordinary Shares are not listed on NYSE and will be privately held.

In light of the Company’s various actions to prevent further damage to the Company by potential bad actors, and to mitigate the risk of a hostile takeover of the Company, the Company believes this conversion represents a significant step to protect the Company and its long term shareholders and enables the Company to achieve its vision and mission.

Furthermore, this conversion results in the tradable shares of the Company being reduced by 6 million shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GENIUS GROUP LIMITED

Date: July 25, 2025
	By:	/s/ Roger Hamilton
	Name:	Roger Hamilton
	Title:	Chief Executive Officer
(Principal Executive Officer)